INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	January 08, 2018

Invictus MD to Increase Investment in AB Laboratories;
AB Laboratories Receives Sales License;
AB Laboratories, AB Ventures and Acreage Pharms
Target over 26,000 kg Capacity in 2018

Vancouver, BC, January 8, 2018 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (TSXV: IMH; OTC: IVITF; FRA: 8IS1) is pleased to announce that the Company has entered into a Letter of Intent (“LOI”) to make a further strategic investment in the licensed production facility under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”), AB Laboratories Inc. (“AB Labs”) located near Hamilton, Ontario, from its current 33.3% ownership interest to 50%. Additionally, the Company is pleased to announce that AB Labs has received the amendment to sell dried marijuana under the ACMPR (“Sales License”).

AB Labs has now received its Sales License to sell dried marijuana under the ACMPR. AB Labs has 130 kilograms of dried marijuana in its vault and intends to sell 100% of this inventory in January 2018 to Canopy Growth Corporation (TSX:WEED) initiating its first revenue stream since inception.

Dan Kriznic, Chairman and CEO commented, “This is a significant milestone for Invictus MD. We started this company in 2014 with the intention of becoming Canada’s Cannabis Company. AB Labs produces high quality strains, which will meet the increasing demand in the Canadian marketplace. We also expect to receive a sales license for Acreage Pharms Ltd. (“Acreage Pharms”) within the first quarter of 2018.”

The terms of the LOI include a direct cash investment in AB Labs for $10 million to be used for the expansion of AB Labs’ existing facility, acquisition of the land and building at the existing facility from the landlord and for the acquisition of an adjacent land and building including retrofitting costs towards the existing building on the adjacent property (the “Secondary Facility”), for a combined production space of approximately 56,000 square feet. Invictus MD will make available to AB Labs a $2 million line of credit in the event costs exceed budget during the construction period. The LOI is subject to various conditions including approval of Invictus MD’s board as well as satisfactory completion of due diligence. There can be no assurance that the transaction contemplated by the LOI will complete.

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INVICTUS MD Canada’s Cannabis Company

Production Capacity

Total annual kilogram capacity after various phases of expansion in 2018, complete and in progress, is expected to be approximately 26,000 kilograms, with the expected net production capacity to Invictus MD of approximately 22,150 kilograms after giving effect to the additional investment contemplated in the LOI that will bring Invictus MD’s ownership of AB Labs to 50%. AB Ventures Ltd. (“AB Ventures”) has submitted its license application to Health Canada as well as its development permit for the initial Phase 1 construction. Currently Acreage Pharms and AB Labs have a total of 280 kilograms of dried marijuana in their vault. AB Labs plans to sell 100% of its inventory in the month of January 2018. A detailed summary of expected production at Acreage Pharms, AB Labs and AB Ventures and the net capacity to Invictus MD assuming completion of the transaction contemplated by the LOI is as follows:

				KG's
				Produced to		Forecast Invictus	Invictus MD KG
	Square Feet	Status	% Funded	Date	KG Capacity	MD Ownership	Capacity
Acreage Pharms
Phase 1	6,600	Complete	100%	150	600	100%	600
Phase 2	33,000	31-Jan-18	100%	-	4,400	100%	4,400
Phase 3	80,000	30-Sep-18	40%	-	14,000	100%	14,000
Total Acreage Pharms	119,600			150	19,000	100%	19,000
AB Laboratories
Phase 1	15,600	Complete	100%	130	900	50%	450
Phase 2	40,000	15-Jun-18	100%	-	4,000	50%	2,000
Total AB Laboratories	55,600			130	4,900	50%	2,450
AB Ventures
Phase 1	21,000	Pre-license	100%	-	2,100	33%	700
Total AB Ventures	21,000			-	2,100	33%	700
TOTAL	196,200			280	26,000		22,150

“The increase in our ownership of AB Labs and the renovations of the Secondary Facility will dramatically advance our timeline for increasing our annual run-rate production capacity at our facilities to 26,000 kg in 2018 in time for the adult-use market.” said Dan Kriznic, Chairman and CEO, of Invictus MD. “Increasing our canopy footprint has been a sharp focus of the Company. Our production will satisfy the significant demand in Canada for high quality, standardized, pesticide free product for the current medical cannabis market and recreational market that is expected to begin mid 2018. The receipt of AB Labs’ Sales License was another significant milestone and the final and crucial missing piece for AB Labs on the regulatory pathway to becoming a fully licensed producer. The issuance of the sales and distribution amendment to AB Labs’ cultivation license is a significant value catalyst for our shareholders.”

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INVICTUS MD Canada’s Cannabis Company

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on two main verticals within the Canadian cannabis sector, namely the Licensed Producers under the ACMPR, being its 100% investment in Acreage Pharms Ltd., located in West-Central Alberta, and 33% investment in AB Laboratories Inc., located near Hamilton, Ontario which has both its cultivation and sales license under ACMPR. Combined the two licenses and an expected third license under AB Ventures have an approximate annual run-rate production capacity of 26,000 kg in 2018. In addition to ACMPR licenses the Company has an 82.5% investment in Future Harvest Development Ltd. a Fertilizer and Nutrients manufacturer based in Kelowna, British Columbia.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

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INVICTUS MD Canada’s Cannabis Company

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, including the potential production capacity of AB Labs, AB Ventures and Acreage Pharms’ production facilities, the granting of regulatory approval and anticipated timing of AB Labs reaching full production capacity, the granting of a sales license under the ACMPR to AB Ventures and Acreage Pharms, Acreage Pharms’ receipt of a sales license and the success and timing of Acreage Pharms’ expansion plans, expected sales of inventory and the completion of the transaction contemplated by the LOI and the resulting increase in the Company’s ownership interest in AB Labs are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including the assumptions that AB Labs, AB Ventures and Acreage Pharms will satisfy all conditions for, and receive, regulatory approval to sell medical cannabis at their production facilities’ full capacity, AB Ventures will satisfy all conditions for and be granted a license under the ACMPR, AB Ventures is able to successfully build a production facility, Acreage Pharms will satisfy all conditions for and successfully obtain the anticipated sales license and will successfully complete its expansion plans, the anticipated sales of inventory will take place on the terms and timing expected by management and all conditions to the transaction contemplated by the LOI will be satisfied and the transaction will complete on the expected terms. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the risk that AB Labs, AB Ventures and Acreage Pharms will not receive regulatory approval to sell medical cannabis at their production facilities for their full production capacity or at all, that AB Labs, AB Ventures or Acreage Pharms will not reach full production capacity, that AB Ventures will not be granted a license under the ACMPR, that AB Ventures is not able to successfully build a production facility, that Acreage Pharms is not able to obtain the anticipated sales license when expected by management or at all or is not able to successfully complete its expansion plans, that the anticipated sales of inventory will not occur on the terms and timing expected by management or at all and that the transaction contemplated by the LOI will not complete on the expected terms or at all. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.

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INVICTUS MD Canada’s Cannabis Company

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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